TAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 NOTICE TO STOCKHOLDERS Payment of Earnings - interest on capital (IOC) ITAÚ UNIBANCO HOLDING S.A. informs its shareholders that the payment of monthly interest on capital (IOC) for the year 2024, in the amount of R$0.01765 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.015 per share, with the exception of any corporate stockholders able to prove they are immune to or exempt from such withholding, will follow the schedule below: Base period Base date Date of the last trading day at B3 Credit to specific account Payment January 12/28/2023 01/30/2024 02/01/2024 February 01/31/2024 02/28/2024 03/01/2024 March 02/29/2024 03/28/2024 04/01/2024 April 03/28/2024 04/29/2024 05/02/2024 May 04/30/2024 05/30/2024 06/03/2024 June 05/31/2024 06/27/2024 07/01/2024 July 06/28/2024 07/30/2024 08/01/2024 August 07/31/2024 08/29/2024 09/02/2024 September 08/30/2024 09/27/2024 10/01/2024 October 09/30/2024 10/30/2024 11/01/2024 November 10/31/2024 11/28/2024 12/02/2024 December 11/29/2024 12/19/2024 01/02/2025 If you have any question, please access www.itau.com.br/relacoes-com-investidores as follows: Investor services > Contact IR. São Paulo (SP), December 05, 2023. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence Note: Interest on capital amounts are paid equally for common (ITUB3) and preferred (ITUB4) shares.